April 4, 2025

Samuel Chau
Chief Executive Officer
World Media & Entertainment Universal Inc.
66 rue Jean-Jacques Rousseau
75001 Paris, France

       Re: World Media & Entertainment Universal Inc.
           Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted March 21, 2025
           CIK No. 0002053456
Dear Samuel Chau:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 18, 2025 letter.

Draft Registration Statement on Form F-4 submitted March 21, 2025
Cover Page

1.     We note your disclosure that "under the    no redemptions    scenario,
the 50%
       redemption scenario and the maximum redemption scenario, on a fully diluted basis, the AMTD [Group] Entities would hold 34.1%, 28.4% and 9.3% of TGE ordinary
       shares, respectively." Please revise to ensure the information you are providing is accurate. In this regard, we note that your redemption scenarios table on page 36 discloses that (1) Existing TGE Class A Shareholders will hold 34.1%, 38.4%, and
       43.7% of TGE Ordinary Shares under the    no redemptions    scenario,
the 50%
       redemption scenario and the maximum redemption scenario, respectively;
(2) Existing
 April 4, 2025
Page 2

       TGE Class B Shareholders will hold 28.4%, 32.0%, and 36.3% of TGE
Ordinary
       Shares under the    no redemptions    scenario, the 50% redemption
scenario and the
       maximum redemption scenario, respectively; and (3) Existing TGE Class Preferred
       Shareholders will hold 9.3%, 10.5%, and 11.9% of TGE Ordinary Shares under the
          no redemptions    scenario, the 50% redemption scenario and the
maximum
       redemption scenario, respectively. We note also that footnote 6 to the table on page
       36 indicates that all of the securities listed in each of these rows are controlled by
       AMTD Entities. Please revise or advise.
QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE
EXTRAORDINARY GENERAL MEETING
Q: What equity stake will Black Spade II Shareholders and TGE Shareholders have in TGE after the Business Combination?, page 16

2. We note your response to our prior comment 3. Please provide the information added in footnote 6 to your redemption scenarios table in your Questions and Answers section.
Potential Sources of Dilution, page 37

3. We note that the notes to your dilution table on page 38 do not correctly correspond to the notes displayed in the table. Please revise.
Selected Historical Financial Data of TGE, page 57

4. We note your disclosure on page 58 of the diluted earnings per share of $1.58 for the year ended December 31, 2024. On page F-55, you disclose that no diluted earnings per share for the year were presented as there were no potential ordinary shares.
       Please revise disclosures to remove the inconsistencies.
Unaudited Pro Forma Condensed Combined Statement of Financial Position, page
231

5.     The amount of the adjustment (e) in the 50% of the Maximum Redemption scenario
       does not appear correct. Please revise the disclosure accordingly.
Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page 233

6. We note your disclosure that any excess of the fair value of consideration transferred to Black Spade II shareholders over the fair value of Black Spade II's identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred. Please tell us how you determined the compensation expense and reflected it in the pro forma financial information.
TAX CONSIDERATIONS, page 245

7. We note your response to our prior comment 16. Please confirm that, if the company receives an opinion that it is more likely than not that the merger qualifies as a
          reorganization,    such opinion will be disclosed in your
registration statement and
       filed as an exhibit.
 April 4, 2025
Page 3

       Please contact Stephany Yang at 202-551-3167 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Erin Purnell at 202-551-3454 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing